Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2021

Shenzhen, China, May 20, 2021 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights:

●	Total revenues were US$53.3 million, representing an increase of 5.9% from the previous quarter.

●	Cloud computing and other internet value-added services (“Cloud computing and other IVAS”) revenues were US$27.3 million, representing an increase of 5.7% from the previous quarter.

●	Subscription revenues were US$22.1 million, representing an increase of 6.9% from the previous quarter.

●	Online advertising revenues (consisting primarily of revenues from mobile advertising) were US$3.9 million, representing an increase of 2.4% from the previous quarter.

●	Gross profit was US$28.6 million, representing an increase of 6.7% from the previous quarter, and gross margin was 53.7% in the first quarter, compared with 53.3% in the previous quarter.

●	Net income was US$6.8 million in the first quarter, compared with a net income of US$4.6 million in the previous quarter, representing an increase of 45.4% from the previous quarter.

●	Non-GAAP net income was US$7.4 million in the first quarter of 2021, compared with US$4.8 million in the previous quarter, representing an increase of 52.4% from the previous quarter.

●	Diluted earnings per ADS was approximately US$0.10 as compared with US$0.07 in the previous quarter.

Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei, stated that “We are delighted with our solid financial and operating results for the first quarter of 2021, following a turnaround performance for the fourth quarter of 2020. We are especially encouraged that all the major performance measures showed sequential improvement. Revenue growth for all our major product lines combined with controlled expenses led to a 45.4% increase in net income in the first quarter of 2021 as compared with the previous quarter.”

“Going forward, we intend to focus on two main areas for sustainable corporate development. First, we’ll remain focused on enhancing our core product offerings to provide our customers with top-notch digital experience while tapping into strategic areas with significant growth potential. And second, relying on our years of experience and in-depth expertise in decentralized computing and P2SP (Peer to Server and Peer) network technologies, we will continue to explore potential high-impact products and services in the sector and endeavor to become part of the innovative forces to influence the future trend of the internet industry. We are committed to creating value for our shareholders.”

First Quarter 2021 Financial Results

Total Revenues

Total revenues were US$53.3 million, representing an increase of 5.9% from the previous quarter. The increase in total revenues was mainly attributable to increased revenues from cloud computing and subscription services.

Revenues from cloud computing and other IVAS were US$27.3 million, representing an increase of 5.7% from the previous quarter. The cloud computing revenue was US$21.0 million, representing a 10.9% sequential increase. The increased cloud computing revenues were mainly driven by increased demand for our shared cloud computing services.

Revenues from subscription were US$22.1 million, an increase of 6.9% from the previous quarter. The number of subscribers was 4.05 million as of March 31, 2021, compared with 3.83 million as of December 31, 2020. The average revenue per subscriber for the first quarter was RMB 35.5, compared with RMB35.4 for the previous quarter.

Revenues from online advertising were US$3.9 million, representing an increase of 2.4% from the previous quarter.

Cost of Revenues

Cost of revenues was US$24.4 million, representing 45.8% of our total revenues, compared with US$23.3 million or 46.4% of the total revenue in the previous quarter. The increased cost of revenues was mainly attributable to increased sales of our cloud computing services.

Bandwidth costs as included in cost of revenues were US$17.7 million, representing 33.2% of our total revenues, compared with US$15.2 million or 30.2% of the total revenues in the previous quarter. The increased bandwidth costs were mainly due to increased sales of our cloud computing services discussed above.

The remaining cost of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming products and depreciation of servers and other equipment.

Gross Profit and Gross Margin

Gross profit for the first quarter was US$28.6 million, representing an increase of 6.7% from the previous quarter. Gross margin was 53.7% in the first quarter, compared with 53.3% in the previous quarter. The increase in gross profit and gross margin was mainly due to increased revenues of subscription business, which had higher gross margins than other business lines.

Research and Development Expenses

Research and development expenses for the first quarter were US$13.3 million, representing 24.9% of our total revenues, compared with US$12.0 million or 23.9% of our total revenues in the previous quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the first quarter were US$4.5 million, representing 8.4% of our total revenues, compared with US$2.8 million or 5.6% of our total revenues in the previous quarter. The increased sales and marketing expenses were mainly due to more promotional activities during the quarter. In addition, we did not record in the first quarter of 2021 but recorded in the previous quarter a written-back of expenses for approximately US$0.7 million, which also contributed to the increase of our sales and marketing expenses in the first quarter of 2021.

General and Administrative Expenses

General and administrative expenses for the first quarter were US$6.6 million, representing 12.5% of our total revenues, compared with US$7.9 million or 15.7% of our total revenue in the previous quarter. The decrease in general and administrative expenses was primarily because we incurred less employee welfare expenses and professional consulting fees compared with the previous quarter.

Operating Income

Operating income was US$4.2 million, compared with US$4.1 million in the previous quarter.

Other Income

Other income was US$2.3 million, compared with other income of US$0.6 million in the previous quarter. The variance was primarily due to the increased foreign exchange gain.

Net Income and Earnings Per ADS

Net income was US$6.8 million, compared with US$4.6 million in the previous quarter. Non-GAAP net income was US$7.4 million in the first quarter of 2021, compared with US$4.8 million in the previous quarter. The increased net income and non-GAAP net income were primarily due to the increase in revenues of our major business lines and a higher gross margin as discussed above.

Diluted earnings per ADS in the first quarter of 2021 was approximately US$0.10 as compared with US$0.07 in the previous quarter.

Cash Balance

As of March 31, 2021, the Company had cash, cash equivalents and short-term investments of US$245.2 million, compared with US$255.1 million as of December 31, 2020.

Guidance for Second Quarter of 2021

For the second quarter of 2021, Xunlei estimates total revenues to be between US$54 million and US$58 million, and the midpoint of the range represents a quarter-on-quarter increase of approximately 5.1%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Changes to the Board of Directors

On May 19, 2021, the board of directors of Xunlei (the “Board”) nominated and appointed Mr. Yubo Zhang, the president of the Company, as a director of the Board and the chairman of the corporate governance and nominating committee, effective on May 19, 2021. Mr. Weimin Luo and Mr. Hao Cheng resigned from the Board, effective on May 19, 2021.

Conference Call Preregistration

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/1189672

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China (Mandarin):	400-602-2065
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	61-2-8199-0299
Replay Passcode:	1189672
Replay End Date:	May 28, 2021

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that Covid-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	March 31,	December 31,
	2021	2020
	US$	US$
Assets

Current assets:
Cash and cash equivalents	119,069	137,248
Short-term investments	126,180	117,821
Accounts receivable, net	26,827	22,983
Inventories	1,011	1,726
Due from related parties	13,853	10,970
Prepayments and other current assets	11,689	11,534
Total current assets	298,629	302,282

Non-current assets:
Restricted Cash	1,530	1,541
Long-term investments	26,694	26,734
Property and equipment, net	56,367	50,725
Intangible assets, net	8,516	8,857
Goodwill	22,447	22,607
Other long-term prepayments and other current assets	933	905
Right-of use assets	1,442	1,954
Total assets	416,558	415,605

Liabilities
Current liabilities:
Accounts payable	21,296	20,644
Due to related parties	1,582	5,389
Contract liabilities and deferred income, current portion	35,000	34,040
Lease liabilities, current portion	1,314	1,961
Income tax payable	2,396	2,553
Accrued liabilities and other payables	36,862	38,689
Total current liabilities	98,450	103,276

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	833	920
Lease liabilities, non-current portion	12	27
Deferred tax liabilities	1,033	1,085
Bank borrowings	19,783	19,924
Total liabilities	120,111	125,232

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,205 shares issued and 334,401,981 shares outstanding as at December31, 2020; 368,877,205 issued and 334,651,981 shares outstanding as at March 31, 2021)	84	84
Additional paid-in-capital	470,525	469,887
Accumulated other comprehensive loss	(3,478)	(2,145)
Statutory reserves	5,414	5,414
Treasury shares (34,475,224 shares and 34,225,224 shares as at December 31, 2020 and March 31, 2021, respectively)	9	9
Accumulated deficits	(174,341)	(181,095)
Total Xunlei Limited's shareholders' equity	298,213	292,154
Non-controlling interests	(1,766)	(1,781)
Total liabilities and shareholders' equity	416,558	415,605

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2021	2020	2020
	US$	US$	US$
Revenues, net of rebates and discounts	53,275	50,285	48,348
Business taxes and surcharges	(256)	(138)	(133)
Net revenues	53,019	50,147	48,215
Cost of revenues	(24,401)	(23,322)	(24,380)
Gross profit	28,618	26,825	23,835

Operating expenses
Research and development expenses	(13,275)	(12,023)	(16,823)
Sales and marketing expenses	(4,456)	(2,794)	(6,704)
General and administrative expenses	(6,642)	(7,898)	(8,449)
Asset impairment loss, net of recoveries	(21)	(29)	-
Total operating expenses	(24,394)	(22,744)	(31,976)

Operating income/(loss)	4,224	4,081	(8,141)
Interest income	124	162	497
Interest expense	(25)	(406)	-
Other income, net	2,261	579	2,722
Income/(Loss) before income taxes	6,584	4,416	(4,922)
Income tax (expense)/benefit	154	217	(614)
Net income/(loss)	6,738	4,633	(5,536)

Net income/(loss)	6,738	4,633	(5,536)
Less: net loss attributable to non-controlling interests	(16)	(13)	(37)
Net income/(loss) attributable to common shareholders	6,754	4,646	(5,499)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2021	2020	2020
	US$	US$	US$
Earnings/(loss) per share for common shares
Basic	0.0202	0.0139	(0.0162)
Diluted	0.0202	0.0139	(0.0162)

Earnings /(loss) per ADS
Basic	0.1010	0.0695	(0.0810)
Diluted	0.1010	0.0695	(0.0810)

Weighted average number of common shares used in calculating continuing operations:
Basic	334,404,699	334,401,981	339,172,380
Diluted	334,879,910	334,428,660	339,172,380

Weighted average number of ADSs used in calculating continuing operations :
Basic	66,880,940	66,880,396	67,834,476
Diluted	66,975,982	66,885,732	67,834,476

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2021	2020	2020
	US$	US$	US$
GAAP operating income/(loss)	4,224	4,081	(8,141)
Share-based compensation expenses	625	200	1,015
Non-GAAP operating income/(loss)	4,849	4,281	(7,126)

GAAP net income/(loss)	6,738	4,633	(5,536)
Share-based compensation expenses	625	200	1,015
Non-GAAP net income/(loss)	7,363	4,833	(4,521)

GAAP earnings/(loss) per share for common shares:
Basic	0.0202	0.0139	(0.0162)
Diluted	0.0202	0.0139	(0.0162)

GAAP earnings/(loss) per ADS:
Basic	0.1010	0.0695	(0.0810)
Diluted	0.1010	0.0695	(0.0810)

Non-GAAP earnings/(loss) per share for common shares:
Basic	0.0221	0.0145	(0.0132)
Diluted	0.0220	0.0145	(0.0132)

Non-GAAP earnings/(loss) per ADS:
Basic	0.1105	0.0725	(0.0660)
Diluted	0.1100	0.0725	(0.0660)

Weighted average number of common shares used in calculating:
Basic	334,404,699	334,401,981	339,172,380
Diluted	334,879,910	334,428,660	339,172,380

Weighted average number of ADSs used in calculating:
Basic	66,880,940	66,880,396	67,834,476
Diluted	66,975,982	66,885,732	67,834,476

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com